Exhibit 99.1

ElectraMeccanica Debuts “Cargo” Version of its Flagship SOLO EV at Advanced Clean Transportation (ACT) Expo 2021

SOLO Cargo EV Revolutionizes Delivery for Fast Food, Grocery, Small Parcel, and Commercial Fleet Applications

VANCOUVER, British Columbia, Aug. 31, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles, announced today the debut of the highly anticipated “cargo” version of its flagship three-wheeled, single-occupant, all-electric SOLO. The modified vehicle, dubbed the “SOLO Cargo EV,” is being unveiled at the Advanced Clean Transportation (ACT) Expo, the industry’s largest advanced transportation technology and clean fleet event and will be on display from August 31 through September 1, 2021 at the Long Beach Convention Center, in ElectraMeccanica’s Booth #1907.

The SOLO Cargo EV was developed based on direct input from prospective commercial and fleet customers and features a uniquely styled expanded cargo box in lieu of the retail version’s traditional hatchback. ElectraMeccanica is also the official sponsor of the “ACT Ride and Drive” event on September 1 and will be offering test drives of the SOLO EV for interested attendees.

ElectraMeccanica’s SOLO is intended to solve urban driving challenges, acting as the ideal vehicle for everything you do on your own, solo. Complementing the consumer version, the SOLO Cargo EV has been engineered specifically for light commercial fleet and utility applications. The vehicle is designed for single driver applications in urban environments, providing cost savings by virtue of its small three-wheeled footprint compared to standard, four-wheel trucks and vans but still providing a large-enough cargo space to fit a variety of use cases. The SOLO utilizes a safe, compact drivetrain, while taking up far less space on the road, offering an ideal solution for delivery of small profile items, tech and repair services and security patrol. The SOLO also qualifies as a motorcycle in most states, allowing for lower registration, insurance and operating costs, while also allowing for HOV access.

“We are continuing to transform the way people think about driving and how they interact in the world, especially when solo. Consumers will be able to use their SOLO to commute to work, go to the gym, visit their friends, or to get a cup of coffee,” said Paul Rivera, President and CEO of ElectraMeccanica. “Similarly, there are a wealth of light fleet, business, and commercial applications where single occupants dominate. From fast food franchise delivery and pizza delivery, to grocery delivery, small parcel and post, to tech repair and security firms, the SOLO Cargo EV is the ideal solution to help companies minimize operational costs and maximize efficiency.”

The SOLO Cargo EV has been modified to accommodate a wide variety of applications. The vehicle dimensions have been expanded to approximately 8 cubic ft. of cargo space. The vehicle is 53” tall and approximately 123” long. The interior and exterior wrapping of the SOLO Cargo EV can be customizable based on a customer’s needs. Additional third-party up-fitting options are available such as warming and cooling elements for food delivery, strobe lighting and customized lighting for municipalities and security, and locked boxes along with shelves and bins.

Like its original version, the SOLO Cargo EV is a purpose-built, three-wheeled, all-electric solution for the modern, urban environment. Engineered for a single occupant and with a low total cost of ownership, it offers a unique driving experience for the environmentally conscious fleet, utility and commercial operator. The SOLO Cargo EV has a range of 100 miles and a top speed of 80 mph, making it safe for highways. It also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. Interested parties can reach out to ElectraMeccanica for more information.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements
Except for the statements of historical fact contained herein, the information presented in this news release constitutes "forward-looking statements" as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as "forward-looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the "SEC") (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company's periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo
R&CPMK for ElectraMeccanica
(714) 403-9534
michelle.ravelo@rogersandcowanpmk.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/1d4c4351-3460-4d6a-965a-4ec889e982ad

SOLO CARGO EV

SOLO CARGO E